EXHIBIT 12.1
RELIANT ENERGY, INC. AND SUBSIDIARIES
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES
(Unaudited)

	2008(1)	2007	2006(2)	2005(3)	2004(4)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$247,486	$349,199	$427,867	$399,281	$417,514
Capitalized interest	17,353	4,186	—	441	45,784
Interest within rent expense	53,060	49,991	57,037	56,458	61,539

Total fixed charges	$317,899	$403,376	$484,904	$456,180	$524,837

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	$(873,144)	$493,098	$(448,621)	$(693,827)	$(391,674)
(Income) loss of equity investments of unconsolidated subsidiaries	(1,198)	(4,686)	(5,791)	(25,458)	9,478

Subtotal	(874,342)	488,412	(454,412)	(719,285)	(382,196)

Plus —
Fixed charges from above	317,899	403,376	484,904	456,180	524,837
Amortization of capitalized interest	8,898	8,513	8,469	8,462	7,692
Distributed income of equity investees	3,750	5,500	10,000	5,500	3,850
Less —
Capitalized interest	(17,353)	(4,186)	—	(441)	(45,784)

	$(561,148)	$901,615	$48,961	$(249,584)	$108,399

Ratio of earnings from continuing operations to fixed charges	—	2.24	—	—	—

(1)	For 2008, our earnings were insufficient to cover our fixed charges by $879 million.

(2)	For 2006, our earnings were insufficient to cover our fixed charges by $436 million.

(3)	For 2005, our earnings were insufficient to cover our fixed charges by $706 million.

(4)	For 2004, our earnings were insufficient to cover our fixed charges by $416 million.